Notice of the 61st Annual General Meeting of Shareholders

Contents

June 3, 2024

ORIX CORPORATION

Securities Code: NYSE: IX
TSE: 8591
June 3, 2024

To Our Shareholders:

Makoto Inoue
Director,
Representative Executive Officer, President
ORIX CORPORATION
2-4-1, Hamamatsu-cho
Minato-ku, Tokyo, Japan

ORIX CORPORATION
Notice of the 61st Annual General Meeting of Shareholders

We cordially would like to inform you that the 61st Annual General Meeting of Shareholders of ORIX CORPORATION (the "Company") to be held as set forth below.

When giving notice of the Annual General Meeting of Shareholders, information that constitutes the content of reference documents for the General Meeting of Shareholders, etc. (items provided in electronic format) is provided in electronic format on the internet via the Company website as "Notice of the 61st Annual General Meeting of Shareholders." Please navigate to the Company website below to check this information.

[Company website]
https://www.orix.co.jp/grp/company/ir/library/shareholder_meeting/ (Japanese)
https://www.orix.co.jp/grp/en/ir/library/shareholder_meeting/ (English)

In addition to being uploaded to the above-mentioned website, the items provided in electronic format have been made available on the website of the Tokyo Stock Exchange (TSE). Please navigate to the TSE's website below ("Tokyo Stock Exchange Listed Company Search"), enter the stock (company) name or code to search, then select "Basic information," followed by "Documents for public inspection/ PR information."

[TSE website ("Tokyo Stock Exchange Listed Company Search")]
https://www2.jpx.co.jp/tseHpFront/JJK010010Action.do?Show=Show (Japanese)
https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show (English)

Details

1. **Date and Time:** Tuesday, June 25, 2024 at 10:00 a.m. (JST)
2. **Place:** *Hiten*, Grand Prince Hotel New Takanawa
   3-13-1, Takanawa, Minato-ku, Tokyo, Japan

3. **Agenda of the Meeting:**
   Matters to be reported:
   1. The business report and the consolidated financial statements for the 61st fiscal year (from April 1, 2023 to March 31, 2024), as well as the audit reports of the public accounting firm and the Audit Committee for consolidated financial statements
   2. Financial statements for the 61st fiscal year (from April 1, 2023 to March 31, 2024)

   Matters to be resolved:
   Proposal Election of Eleven (11) Directors

・ We will post the Notice of Resolution at the 61st Annual General Meeting of Shareholders on the following Company's website.
The Company's website: https://www.orix.co.jp/grp/en/ir/library/shareholder_meeting/

Reference Documents for the General Meeting of Shareholders

Proposal: Election of Eleven (11) Directors

The terms of office of all 11 Directors will expire at the conclusion of this Annual General Meeting of Shareholders. Consequently, the shareholders are requested to elect 11 Directors based on the decision by the Nominating Committee.

The Nominating Committee has appointed candidates for Directors of such mix that ensures the Board of Directors will have a balance and diversity of knowledge, experience and capability as a whole. In particular, when appointing the candidates for Outside Directors, the Nominating Committee has appointed candidates determined to be able to appropriately perform the duties of Outside Director such as making proposals for important matters in the Company's management and overseeing corporate management. The Company determines that the candidates for Outside Directors possess sufficient independence as they meet the 'Requirements for Independent Directors' established by the Nominating Committee and the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan.

[Relevant composition ratios of the Board of Directors if this proposal is approved]

Composition ratio of Outside Directors	Composition ratio of female Directors
54.5%	18.1%
(6/11 persons)	(2/11 persons)

Candidates for the 11 Director positions are as follows:

No.		Name	Current Position and Responsibilities at the Company			Gender	Term of Office
1	Renominated	**Makoto Inoue**	Member of the Board of Directors Representative Executive Officer President and Chief Executive Officer Responsible for Group Strategy Business Unit			Male	14 years
2	Renominated	**Satoru Matsuzaki**	Member of the Board of Directors Senior Managing Executive Officer Head of Corporate Business Headquarters Chairperson, ORIX Auto Corporation Chairperson, ORIX Rentec Corporation			Male	5 years
3	Renominated	**Stan Koyanagi**	Member of the Board of Directors Senior Managing Executive Officer Global General Counsel Responsible for Legal Function Unit			Male	7 years
4	Renominated	**Yasuaki Mikami**	Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project			Male	1 year
5	Newly nominated	**Hidetake Takahashi**	Senior Managing Executive Officer Head of Energy and Eco Services Headquarters Group Strategy Business Unit Responsible for Global Investment Strategy			Male	–
6	Renominated	**Michael Cusumano**	Member of the Board of Directors Compensation Committee	Outside	Independent	Male	5 years
7	Renominated	**Sakie Akiyama**	Member of the Board of Directors Nominating Committee (Chairperson)	Outside	Independent	Female	5 years
8	Renominated	**Hiroshi Watanabe**	Member of the Board of Directors Compensation Committee (Chairperson) Nominating Committee	Outside	Independent	Male	4 years
9	Renominated	**Aiko Sekine**	Member of the Board of Directors Audit Committee (Chairperson) Nominating Committee	Outside	Independent	Female	4 years
10	Renominated	**Chikatomo Hodo**	Member of the Board of Directors Compensation Committee Audit Committee	Outside	Independent	Male	3 years
11	Renominated	**Noriyuki Yanagawa**	Member of the Board of Directors Audit Committee	Outside	Independent	Male	2 years

Nomination Criteria for Director Candidates

Internal Director	Outside Director
・ An individual with a high degree of expertise in ORIX's business ・ An individual with excellent business judgment and business administration skills	・ An individual with a wealth of experience as a business administrator ・ An individual with professional knowledge related to corporate management in fields such as economics, business administration, law and accounting ・ An individual with extensive knowledge related to corporate management in areas such as politics, society, culture and academics

No.	Name	Committee the candidate is scheduled to join (◎ to serve as committee chairman)			Main skills and experience, etc. of candidates for Member of the Board of Directors				
		Nominating Committee	Audit Committee	Compensation Committee	Corporate Management	Global Business	Finance	Business Investment	Business Knowledge
1	Renominated **Makoto Inoue**				●	●	●	●	
2	Renominated **Satoru Matsuzaki**				●	●	●	●	
3	Renominated **Stan Koyanagi**					●	●		● Enterprise Risk Management, Legal
4	Renominated **Yasuaki Mikami**				●	●	●	●	
5	Newly nominated **Hidetake Takahashi**				●	●	●	●	
6	Renominated **Michael Cusumano**			○					● IT technology
7	Renominated **Sakie Akiyama**	◎			●	●			● Technology
8	Renominated **Hiroshi Watanabe**	○		◎	●	●	●		● International finance, Tax affairs
9	Renominated **Aiko Sekine**	○	◎						● International accounting
10	Renominated **Chikatomo Hodo**		○	○	●	●			● IT technology
11	Renominated **Noriyuki Yanagawa**		○				●		● Economics and financial policies

Concept of Main skills and experience, etc. of candidates for Member of the Board of Directors

This represents each persons' skills and experience particularly expected of Directors that supervise ORIX's multifaceted business activities. This table does not represent all of the knowledge and experience of each person, but indicates skills and experience that are considered significant.
・ "Corporate Management" in order to understand changes in the business environment, and create and implement appropriate growth strategies
・ "Global Business," which is necessary for ORIX as it develops business globally
・ "Finance" and "Business Investment" in order to deeply understand ORIX's wide range of businesses
・ "Business Knowledge," such as "tax affairs, accounting," "ERM, legal" and "IT technology," which is the basis of decision-making on important management matters

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
1	Makoto Inoue (Oct. 2, 1952) -Renominated-	Apr. 1975 Mar. 2001 Jan. 2003 Feb. 2005 Jan. 2006 Dec. 2006 Jun. 2008 Jun. 2009 Jun. 2010 Jan. 2011 Jan. 2014 Jun. 2014 Jan. 2017 Apr. 2017 May 2017 Jan. 2018	Joined the Company General Manager of Investment Banking Headquarters Deputy Head of Investment Banking Headquarters Assumed office of Executive Officer, the Company Head of Alternative Investment & Development Headquarters Assumed office of Managing Executive Officer, the Company Head of Alternative Investment & Development Headquarters, Responsible for IT Planning Office Head of International Administrative Headquarters, Head of Alternative Investment & Development Headquarters, Responsible for IT Planning Office Assumed office of Senior Managing Executive Officer, the Company Assumed office of Director and Deputy President, the Company Assumed office of Director, Representative Executive Officer, President, the Company (present position) Chief Operating Officer Co-Chief Executive Officer Chief Executive Officer (present position) Responsible for Group IoT Business Department, Responsible for New Business Development Department I and II Responsible for Group IoT Business Department, Responsible for New Business Development Department Responsible for Open Innovation Business Department, Responsible for Group IoT Business Department, Responsible for New Business Development Department Responsible for Group Strategy Business Unit (present position)	104,688 (761,948)
		<Reasons for nomination for Member of the Board of Directors> Mr. Makoto Inoue has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his service as President, Representative Executive Officer and Chief Executive Officer. He participated in all eight meetings of the Board of Directors during the fiscal year ended March 31, 2024. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management given that he possesses extensive understanding of the Company's operations. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be 14 years.		

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
2	Satoru Matsuzaki (Apr. 12, 1966) -Renominated-	Apr. 1989	Joined Crown Leasing Corporation (retired in Apr. 1997)	10,090 (176,420)
		Aug. 1997	Joined the Company	
		Oct. 2005	General Manager of Strategic Planning Group, Investment Banking Headquarters	
		Apr. 2006	General Manager of Investment and Operation Group, Investment Banking Headquarters	
		Feb. 2010	Head of Office of the President	
		Jun. 2010	General Manager of Corporate Planning Department	
		Jan. 2012	General Manager of Corporate Planning Department, General Manager of Corporate Communications Department	
		May 2012	General Manager of Corporate Planning Department, Special Advisor to Responsible for Corporate Communications Department	
		Jan. 2013	Assumed office of Executive Officer, the Company Responsible for Corporate Planning Department, Responsible for Corporate Communications Department	
		Jan. 2014	Domestic Sales Administrative Headquarters: Head of New Business Development and Head of Tokyo Sales	
		Jun. 2015	Responsible for New Business Development Department I and II, Head of Tokyo Sales Headquarters	
		Jan. 2017	Head of Eastern Japan Sales Headquarters	
		Jan. 2018	Assumed office of Managing Executive Officer, the Company Head of Domestic Sales Administrative Headquarters, Head of Eastern Japan Sales Headquarters	
		Jan. 2019	Head of Corporate Business Headquarters (present position)	
		Jun. 2019	Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company	
		Jan. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company (present position) Chairperson, ORIX Auto Corporation (present position) Chairperson, ORIX Rentec Corporation (present position)	
		<Reasons for nomination for Member of the Board of Directors> Mr. Satoru Matsuzaki has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his business execution experience in the field of corporate financial services and maintenance leasing. He participated in all eight meetings of the Board of Directors during the fiscal year ended March 31, 2024. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management given that he possesses extensive understanding of the Company's operations. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be five years.		

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
3	Stan Koyanagi (Dec. 25, 1960) -Renominated-	Oct. 1985 Joined SHEPPARD, MULLIN, RICHTER & HAMPTON LLP (retired in May 1988) Jan. 1993 Partner, GRAHAM & JAMES LLP (currently Squire Patton Boggs LLP) (retired in Feb. 1997) Mar. 1997 Vice President, ORIX USA Corporation (currently ORIX Corporation USA) Mar. 1999 General Counsel, Vice President and Manager, ORIX USA Corporation (currently ORIX Corporation USA) (retired in Dec. 2003) Jan. 2004 Vice President and Associate General Counsel, KB HOME (retired in Jun. 2013) Jul. 2013 Joined the Company Global General Counsel of Global Business Headquarters Jun. 2017 Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company Responsible for Enterprise Risk Management Global General Counsel (present position) Jun. 2018 Head of Enterprise Risk Management Headquarters Jan. 2019 Responsible for Enterprise Risk Management Headquarters Jan. 2022 Responsible for Legal and Compliance Headquarters Jan. 2023 Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company (present position) Responsible for Legal Function Unit (present position)	5,000 (0)
		<Reasons for nomination for Member of the Board of Directors> Mr. Stan Koyanagi served successively as the General Counsel of ORIX USA Corporation (currently ORIX Corporation USA) and the Vice President and Associate General Counsel of KB Home. He has extensive experience and advanced knowledge in overseas legal affairs. Moreover, at ORIX Corporation, he has a wealth of experience and advanced knowledge on the multifaceted business activities of the ORIX Group through his missions as Global General Counsel. He participated in all eight meetings of the Board of Directors during the fiscal year ended March 31, 2024. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing a wealth of his knowledge and experience, etc. gained from inside and outside the Company. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be seven years.	

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
4	Yasuaki Mikami (Jan. 29, 1968) -Renominated-	Apr. 1990 Joined the Company Mar. 2006 Senior Vice President of Principal Investment Group, Investment Banking Headquarters Mar. 2007 Senior Vice President and Treasurer, ORIX USA Corporation (currently ORIX Corporation USA) Oct. 2010 Head of Secretarial Office Jan. 2014 General Manager of Secretarial Office Jul. 2015 General Manager of Human Resources Department Jan. 2016 Deputy Head of Human Resources and Corporate Administration Headquarters, General Manager of Human Resources Department Jan. 2017 Assumed office of Executive Officer, the Company Head of Group Human Resources and Corporate Administration Headquarters, Responsible for Secretarial Office Jun. 2017 Head of Group Human Resources and Corporate Administration Headquarters, Responsible for Work Style Reform Project (present position) Jan. 2018 Head of Group Human Resources and Corporate Administration Headquarters, Responsible for Secretariat of The Board of Directors Jan. 2020 Assumed office of Managing Executive Officer, the Company Jan. 2023 Assumed office of Senior Managing Executive Officer, the Company Responsible for Corporate Function Unit (present position) Jun. 2023 Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company (present position)	2,552 (115,388)
		<Reasons for nomination for Member of the Board of Directors> Mr. Yasuaki Mikami has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his business execution experience in the field of corporate function and Work Style Reform Project. He participated in all six meetings of the Board of Directors since he assumed office of Member of the Board of Directors during the fiscal year ended March 31, 2024. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management given that he possesses extensive understanding of the Company's operations. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be one year.	

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
5	Hidetake Takahashi (Jan. 13, 1971) -Newly Nominated-	Apr. 1993	Joined the Company	7,100 (76,416)
		Feb. 2010	General Manager of Investment and Operation Group I, Investment Banking Headquarters	
		Jun. 2010	Assumed office of Executive Officer, DAIKYO INCORPORATED	
		Sep. 2011	General Manager of Planning Department, Investment and Operation Headquarters	
		Nov. 2011	General Manager of Business Development Department, Investment and Operation Headquarters	
		Jan. 2014	General Manager of Business Development Department, Energy and Eco Services Headquarters	
		Jan. 2017	Deputy Head of Energy and Eco Services Headquarters, General Manager of Business Development Department	
		Mar. 2017	Deputy Head of Energy and Eco Services Headquarters, General Manager of Global Business Development Department	
		May 2018	Assumed office of Member of the Board of Directors, ORIX Corporation UK Limited (present position)	
		Jan. 2020	Assumed office of Executive Officer, the Company Head of Energy and Eco Services Headquarters (present position)	
		Sep. 2020	Assumed office of Member of the Board of Directors, Ubiteq, INC. (present position)	
		Jan. 2022	Assumed office of Managing Executive Officer, the Company	
		Jan. 2024	Assumed office of Senior Managing Executive Officer, the Company (present position) Group Strategy Business Unit, Responsible for Global Investment Strategy (present position)	
		<Reasons for nomination for Member of the Board of Directors> Mr. Hidetake Takahashi has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his business execution experience in the field of investment and operation business and environment and energy business. The Nominating Committee has appointed him as a new candidate for Member of the Board of Directors because it has determined that he can be expected to fulfill a substantial role, including highly effective supervision of the Company's management given that he possesses extensive understanding of the Company's operations.		

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
6	Michael Cusumano (Sep. 5, 1954) -Renominated- Candidate for Outside Director/ Independent Director	Jul. 1986 Assistant Professor, Sloan School of Management at Massachusetts Institute of Technology Jul. 1996 Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology (present position) Jul. 2007 Professor, Faculty of Engineering Systems, School of Engineering at Massachusetts Institute of Technology (retired in Mar. 2016) Apr. 2016 Special Vice President and Dean, Tokyo University of Science (retired in May 2017) Jun. 2019 Assumed office of Member of the Board of Directors (Outside Director), the Company (present position) Apr. 2020 Senior Specially Appointed Professor, Tokyo University of Science (retired in Mar. 2022) Jul. 2020 Deputy Dean, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology (present position) <ORIX Committee Membership> Compensation Committee <Reasons for nomination for Member of the Board of Directors (Outside Director) and expected role as Member of the Board of Directors (Outside Director)> Mr. Michael Cusumano currently serves as a Deputy Dean and Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology, and as a global authority has a deep understanding of business strategy and technology management. He participated in all eight meetings of the Board of Directors and all five meetings of the Compensation Committee during the fiscal year ended March 31, 2024. He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Compensation Committee, pointing to important matters regarding company management, using his expertise in business strategy and technology management. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be five years. <Matters concerning independence> Mr. Michael Cusumano meets the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan and the 'Requirements for Independent Directors' established by the Nominating Committee. The Company has notified him as an independent director to the Tokyo Stock Exchange, Inc. In addition, there is no special relationship of note between the Company and the Sloan School of Management at Massachusetts Institute of Technology where he serves as Deputy Dean and Professor. Therefore, it has been determined that he has independence from general shareholders without the risk of conflicts of interest.	0 (8,500)

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
7	Sakie Akiyama (Dec. 1, 1962) -Renominated- Candidate for Outside Director/ Independent Director	Apr. 1987 Joined Arthur Andersen & Co. (currently Accenture Japan Ltd.) (retired in Apr. 1991) Apr. 1994 Founded Saki Corporation Assumed office of Representative Director and Chief Executive Officer, Saki Corporation (retired in Sep. 2018) Oct. 2018 Assumed office of Founder, Saki Corporation (present position) Jun. 2019 Assumed office of Member of the Board of Directors (Outside Director), the Company (present position) Assumed office of Member of the Board of Directors (Outside Director), Sony Corporation (currently Sony Group Corporation) (present position) Assumed office of Member of the Board of Directors (Outside Director), JAPAN POST HOLDINGS Co., Ltd. (scheduled to retire in Jun. 2024) Jun. 2020 Assumed office of Member of the Board of Directors (Outside Director), Mitsubishi Corporation (present position) <ORIX Committee Membership> Nominating Committee (Chairperson) <Reasons for nomination for Member of the Board of Directors (Outside Director) and expected role as Member of the Board of Directors (Outside Director)> Ms. Sakie Akiyama founded Saki Corporation and served as a Representative Director and Chief Executive Officer of Saki Corporation. She has wide-ranging experience and knowledge of corporate management. She participated in all eight meetings of the Board of Directors and all seven meetings of the Nominating Committee during the fiscal year ended March 31, 2024. Currently as a Chairperson of the Nominating Committee, she has actively expressed her opinions and made proposals, while leading discussions and deliberations on members of the Board of Directors and Executive Officers suitable for the Company's business operations. The Nominating Committee has appointed her as a candidate for Member of the Board of Directors (Outside Director) because it has determined that she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint. Her period in service as of the conclusion of this Annual General Meeting of Shareholders will be five years. <Matters concerning independence> Ms. Sakie Akiyama meets the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan and the 'Requirements for Independent Directors' established by the Nominating Committee. The Company has notified her as an independent director to the Tokyo Stock Exchange, Inc. Therefore, it has been determined that she has independence from general shareholders without the risk of conflicts of interest.	0 (8,500)

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
8	Hiroshi Watanabe (Jun. 26, 1949) -Renominated- Candidate for Outside Director/ Independent Director	Apr. 1972 Joined the Ministry of Finance Jan. 2003 Director-General, International Bureau, Ministry of Finance Jul. 2004 Vice Minister of Finance for International Affairs, Ministry of Finance (retired in Jul. 2007) Oct. 2007 Special Advisor, Japan Center for International Finance (retired in Sep. 2008) Apr. 2008 Professor, Graduate School of Commerce and Management at Hitotsubashi University (currently Graduate School of Business Administration at Hitotsubashi University) (retired in Sep. 2008) Oct. 2008 Assumed office of Deputy Governor, Japan Finance Corporation (retired in Mar. 2012) Apr. 2012 Assumed office of Deputy Governor, Japan Bank for International Cooperation Dec. 2013 Assumed office of Governor, Japan Bank for International Cooperation (retired in Jun. 2016) Oct. 2016 Assumed office of President, Institute for International Monetary Affairs (present position) Jun. 2017 Assumed office of Member of the Board of Directors (Outside Director), Mitsubishi Materials Corporation (scheduled to retire in Jun. 2024) Jun. 2020 Assumed office of Member of the Board of Directors (Outside Director), the Company (present position) <ORIX Committee Membership> Compensation Committee (Chairperson), Nominating Committee<hr><Reasons for nomination for Member of the Board of Directors (Outside Director) and expected role as Member of the Board of Directors (Outside Director)> Mr. Hiroshi Watanabe served successively in key positions such as at Ministry of Finance Japan and Governor of Japan Bank for International Cooperation, and currently serves as President of Institute for International Monetary Affairs. He has a wealth of knowledge and experience as a finance and economic expert both in Japan and overseas, and wide-ranging experience and knowledge of corporate management. He participated in all eight meetings of the Board of Directors, all five meetings of the Compensation Committee, and all seven meetings of the Nominating Committee during the fiscal year ended March 31, 2024. Currently as a Chairperson of the Compensation Committee, he has actively expressed his opinions and made proposals, while leading discussions and deliberations regarding the Member of the Board of Directors and Executive Officer's compensation system and compensation levels in order to enhance their role as medium- and long-term incentives. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing his wealth of knowledge and experience, etc., from an independent and objective standpoint. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be four years.<hr><Matters concerning independence> Mr. Hiroshi Watanabe meets the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan and the 'Requirements for Independent Directors' established by the Nominating Committee. The Company has notified him as an independent director to the Tokyo Stock Exchange, Inc. In addition, there is no special relationship of note between the Company and the Institute for International Monetary Affairs where he serves as President. Therefore, it has been determined that he has independence from general shareholders without the risk of conflicts of interest.	0 (7,000)

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company

9	Aiko Sekine
	(May 13, 1958)
	
	-Renominated-
	
	Candidate for
	Outside Director/
	Independent Director
		Apr. 1981 Joined Citibank, N.A., Tokyo Branch (retired in Jan. 1984)
		Oct. 1985 Joined Aoyama Audit Corporation
		Mar. 1989 Certified as Public Accountant, Japan
		Jul. 2001 Partner of Chuo Aoyama Audit Corporation (retired in Aug. 2006)
		Sep. 2006 Partner of Aarata Audit Corporation (currently PricewaterhouseCoopers Japan LLC) (retired in Jul. 2016)
		Jul. 2007 Assumed office of Executive Board Member of Japanese Institute of Certified Public Accountants
		Jan. 2008 Board Member of International Ethics Standards Board for Accountants, International Federation of Accountants (retired in Dec. 2010)
		Jul. 2010 Assumed office of Deputy President of Japanese Institute of Certified Public Accountants
		Jul. 2016 Assumed office of Chairman and President of Japanese Institute of Certified Public Accountants (retired in Jul. 2019)
		Jan. 2019 Member of the Nominating Committee, International Federation of Accountants (retired in Dec. 2022)
		Jul. 2019 Advisor of Japanese Institute of Certified Public Accountants (present position)
		Jun. 2020 Assumed office of Member of the Board of Directors (Outside Director), the Company (present position)
		           Assumed office of Outside Audit & Supervisory Board Member, Sumitomo Riko Company Limited (scheduled to retire in Jun. 2024)
		           Assumed office of Outside Audit & Supervisory Board Member, IHI Corporation (present position)
		Sep. 2020 Professor, Faculty of Commerce, Waseda University (present position)
		Oct. 2020 Trustee, International Valuation Standards Council (present position)
		Jun. 2024 Assumed office of Member of the Board of Directors (Outside Director), NIPPON STEEL CORPORATION (scheduled)
		<ORIX Committee Membership>
		Audit Committee (Chairperson), Nominating Committee
			0
			(7,000)

		<Reasons for nomination for Member of the Board of Directors (Outside Director) and expected role as Member of the Board of Directors (Outside Director)> Ms. Aiko Sekine served on government and institutional finance and accounting councils both in Japan and overseas, and served as a Partner of Aarata Audit Corporation (currently PricewaterhouseCoopers Japan LLC) and Chairman and President of Japanese Institute of Certified Public Accountants. She has extensive knowledge as a professional accountant. She participated in all eight meetings of the Board of Directors, all fourteen meetings of the Audit Committee, and all seven meetings of the Nominating Committee during the fiscal year ended March 31, 2024 Currently as a Chairperson of the Audit Committee, she has received periodic reports from the Company's internal audit department and actively expressed her opinions and made proposals, while leading discussions and deliberations on the effectiveness of the Company's internal control system. The Nominating Committee has appointed her as a candidate for Member of the Board of Directors (Outside Director) because it has determined that she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint. Her period in service as of the conclusion of this Annual General Meeting of Shareholders will be four years.	
		<Matters concerning independence> Ms. Aiko Sekine meets the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan and the 'Requirements for Independent Directors' established by the Nominating Committee. The Company has notified her as an independent director to the Tokyo Stock Exchange, Inc. In addition, there is no special relationship of note between the Company and Waseda University where she serves as a Professor. Therefore, it has been determined that she has independence from general shareholders without the risk of conflicts of interest.	

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
10	Chikatomo Hodo (Jul. 31, 1960) -Renominated- Candidate for Outside Director/ Independent Director	Sep. 1982 Joined Arthur Andersen & Co. (currently Accenture Japan Ltd.) Sep. 2005 Assumed office of Representative Director of Accenture Japan Ltd. Apr. 2006 Assumed office of Representative Director and President of Accenture Japan Ltd. Sep. 2015 Assumed office of Director and Chairman of Accenture Japan Ltd. (retired in Aug. 2017) Sep. 2017 Assumed office of Director and Senior Corporate Advisor of Accenture Japan Ltd. (retired as a Director in Jun. 2018) Jun. 2018 Assumed office of Member of the Board of Directors (Outside Director), KONICA MINOLTA, Inc. (present position) Jul. 2018 Assumed office of Senior Corporate Advisor of Accenture Japan Ltd. (retired in Aug. 2021) Jun. 2019 Assumed office of Member of the Board of Directors (Outside Director), Mitsubishi Chemical Holdings Corporation (currently Mitsubishi Chemical Group Corporation) (present position) Jun. 2021 Assumed office of Member of the Board of Directors (Outside Director), the Company (present position) Jun. 2023 Assumed office of Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation (present position) <ORIX Committee Membership> Compensation Committee, Audit Committee <Reasons for nomination for Member of the Board of Directors (Outside Director) and expected role as Member of the Board of Directors (Outside Director) > Mr. Chikatomo Hodo served as a Representative Director and President of Accenture Japan Ltd. He has wide-ranging experience and knowledge as a corporate management and digital business. He participated in all eight meetings of the Board of Directors, all five meetings of the Compensation Committee, and all fourteen meetings of the Audit Committee during the fiscal year ended March 31, 2024. He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Compensation Committee and Audit Committee, pointing to important matters regarding the Company's management, using his expertise in corporate management and digital business. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be three years. <Matters concerning independence> Mr. Chikatomo Hodo meets the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan and the 'Requirements for Independent Directors' established by the Nominating Committee. The Company has notified him as an independent director to the Tokyo Stock Exchange, Inc. In addition, Accenture Japan Ltd., where he served as Representative Director and President until August 2015, has a business relationship with the Company in terms of consolidated net sales (Group consolidated total revenues at the Company) of less than 1%. Also, Sumitomo Mitsui Banking Corporation, where he serves as an Outside Director, is one of the Company's borrowing financial institutions, but he is not an Executive Director of Sumitomo Mitsui Banking Corporation, there is no affect his independence. Therefore, it has been determined that he has independence from general shareholders without the risk of conflicts of interest.	0 (5,500)

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
11	Noriyuki Yanagawa (Apr. 23, 1963) -Renominated- Candidate for Outside Director/ Independent Director	Apr. 1993 Specialized Teacher, Faculty of Economics at Keio University Apr. 1996 Assistant Professor, Faculty of Economics of Graduate School of Economics at The University of Tokyo Apr. 2007 Associate Professor, Faculty of Economics of Graduate School of Economics at The University of Tokyo Dec. 2011 Professor, Faculty of Economics of Graduate School of Economics at The University of Tokyo (present position) Jun. 2022 Assumed office of Member of the Board of Directors (Outside Director), the Company (present position) <ORIX Committee Membership> Audit Committee <Reasons for nomination for Member of the Board of Directors (Outside Director) and expected role as Member of the Board of Directors (Outside Director)> Mr. Noriyuki Yanagawa currently serves as a Professor, Faculty of Economics of Graduate School of Economics at The University of Tokyo, and he served on government and institutional finance and economic councils in Japan. He specializes in financial contracts, law and economics, and has a wealth of knowledge and experience as a financial economics expert. He participated in all eight meetings of the Board of Directors and all fourteen meetings of the Audit Committee during the fiscal year ended March 31, 2024. He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Audit Committee, using his expertise in corporate strategy based on deep academic understanding. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing his wealth of knowledge and experience, etc., from an independent and objective standpoint. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be two years. <Matters concerning independence> Mr. Noriyuki Yanagawa meets the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan and the 'Requirements for Independent Directors' established by the Nominating Committee. The Company has notified him as an independent director to the Tokyo Stock Exchange, Inc. In addition, there is no special relationship of note between the Company and The University of Tokyo where he serves as a Professor. Therefore, it has been determined that he has independence from general shareholders without the risk of conflicts of interest.	0 (4,000)

Notes: 1. The Nominating Committee established 'Requirements for Independent Directors' as set forth below, and all candidates for Outside Directors meet these requirements.

(1) Independent Director must not be a principal trading partner*, or Executive Officer (including operating officers, hereinafter the same) or an employee of a principal trading partner of the ORIX Group as of now and during the last one year.

* A "principal trading partner" refers to an entity with a business connection with the ORIX Group with a transaction amount equivalent to 2% of consolidated total sales of either the ORIX Group or the entity (consolidated total revenues in the case of the ORIX Group) or one million US dollars, whichever is greater, in the latest fiscal year or the preceding three fiscal years.

(2) Independent Director did not receive directly a large amount of compensation (10 million yen or higher in one fiscal year) outside the Director's compensation from the ORIX Group in any fiscal year during the preceding four fiscal years. Further, no corporation or other entity for which such Independent Director serves as consultant, accounting specialist, or legal expert, received a large amount of compensation (equivalent to more than the greater of 2% of consolidated total revenues (or consolidated total sales), or one million US dollars) from the ORIX Group as of now and in the last one year.

(3) Independent Director is not a major shareholder of the Company (holding 10% or higher of shares issued), or representative of the interests of a major shareholder as of now.

(4) Independent Director was not an Executive Officer, etc. of a company having a relationship of concurrent directorship* with the Company in the latest fiscal year or the preceding three fiscal years.

* "Concurrent directorship" refers to a relationship in which an Executive Officer of the Company or its subsidiaries also serves as a director of a company in which the Independent Director has been an Executive Officer and an outside director of the Company.

(5) Independent Director was not a member of the executive board (limited to those who execute business) or any other person executing business (referring to an officer, corporate member or employee who executes business of the organization) of any organization (including public interest incorporated associations, public interest incorporated foundations and non-profit corporations) that have received a large amount of donation or assistance (annual average of 10 million yen or higher over the past three fiscal years) from the ORIX Group.

(6) Independent Director did not serve as an accounting auditor, a certified public accountant (or tax accountant) as an accounting advisor, or a corporate member, a partner or a corporate worker of audit firm (or tax accountant corporation) of the ORIX Group who performed the audit work in person (excluding engagement as a supporting role) on the ORIX Group in any fiscal year during the preceding four fiscal years.

(7) None of the Independent Director's family members* falls under any of the following:

1) A person who was an Executive Officer, etc. or important employee of the ORIX Group during the past three years.

2) A person who falls under one of the requirements specified in (1) through (3), (5) or (6) above. For an employee in (1), however, such person shall be limited to an Executive Officer, for the second sentence in (2), such person shall be limited to a corporate member or a partner of the corporation or other entity and for (6), such person shall be limited to an Executive Officer or an employee who performs the audit on the ORIX Group in person.

* "Family members" include a spouse, those related within the second degree by consanguinity or affinity, or other kin living with the Director.

(8) There must be no material conflict of interest or any possible conflict of interest that might influence the independent Director's judgment in performing their duties as the Director.

2. Mr. Michael Cusumano, Ms. Aiko Sekine and Mr. Noriyuki Yanagawa did not have past involvement in corporate management except as Outside Director, outside corporate auditor and outside audit & supervisory board member. However, they are nominated as candidates for Outside Director as it has been determined that they are able to appropriately perform the duties of Outside Director for the aforementioned reasons.

3. The Company has executed an agreement regarding limitation on liability with each Outside Director, which will limit his/her liability for damages pursuant to Article 423, Paragraph (1) of the Companies Act, set forth in Article 427, Paragraph 1 of the Companies Act. The maximum amount of liabilities provided in such agreement is equal to the Minimum Liability Amount set forth in Article 425, Paragraph (1) of the Companies Act. The Company expects to renew such agreement with the same contents with each of the candidates for Outside Director if they are appointed as Director.

4. The Company plans to enter into a directors and officers liability insurance (D&O Insurance) contract with an insurance company, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, that insures all of the Members of the Board of Directors and Executive Officers. If this proposal is approved as originally proposed and the candidates become Members of the Board of Directors, each of them will be insured under the insurance contract. The insurance contract covers damages that may occur when officers, etc. are liable for the execution of their duties or receive claims related to the pursuit of such responsibilities. However, there are certain reasons for exemption from liability, such as non-payment of insurance claims in cases of intentional fraud, unlawful action, claims of damages due to omission or claims for damages resulting from illegally gaining profits or benefits. The insurance premium will be paid in full by the company, and there is no insurance premium burden for the insured.

5. It has been discovered that JAPAN POST Co., Ltd. and JAPAN POST INSURANCE Co., Ltd., which are subsidiaries of JAPAN POST HOLDINGS, where Ms. Sakie Akiyama serves as an Outside Director, carried out inappropriate insurance solicitation. In addition, it has been discovered that there was a violation of laws and regulations when selling products of JAPAN POST INSURANCE and investment trusts to the same customers in the wake of this inappropriate solicitation. Although she was not aware of this fact until she read the report, she regularly made recommendations at the meetings of the Board of Directors from the perspective of legal compliance. After the fact came to light, she instructed the company to thoroughly investigate the fact and prevent recurrence.

6. It has been discovered that IHI Power Systems Co., Ltd., which is a subsidiary of IHI Corporation where Ms. Aiko Sekine serves as an Outside Audit & Supervisory Board Member, carried out improper alterations in the records of test operations for marine engines and land-use engines manufactured by the said company. Although she was not aware of this fact until it came to light, she regularly made recommendations at the meetings of the Audit & Supervisory Board and the Board of Directors on the importance of legal compliance and internal control. In addition, after the fact came to light, she has fulfilled her responsibilities, such as by receiving successive reports and providing her opinions on investigating the cause, formulating measures for preventing recurrence and other initiatives.

7. For reference, number of shares scheduled to be issued by share-based compensation plans refers to the number of shares that are scheduled to be delivered equivalent to the cumulative stock ownership points granted by the stock compensation system.

8. If this proposal is approved, the composition of the Nominating Committee, Audit Committee, and Compensation Committee and the chairpersons of each committee are as follows.
   Nominating Committee: Sakie Akiyama (Chairperson), Hiroshi Watanabe and Aiko Sekine
   Audit Committee: Aiko Sekine (Chairperson), Chikatomo Hodo and Noriyuki Yanagawa
   Compensation Committee: Hiroshi Watanabe (Chairperson), Michael Cusumano and Chikatomo Hodo

9. Name on the family register of Aiko Sekine is Aiko Sano.

Business Report for the 61st Fiscal Year

From April 1, 2023 to March 31, 2024

1. Management's Basic Policy

ORIX Group Purpose & Culture

The Company and its subsidiaries (collectively, "ORIX") revised its corporate philosophy on November 1, 2023 and introduced the new "ORIX Group Purpose & Culture." Our Purpose and Culture is the foundation on which to foster an enhanced sense of unity globally and build our corporate value further into the future.

Our Purpose

Our Purpose defines why ORIX Group exists in our world and is at the core of everything we do.

Finding Paths. Making Impact.

At ORIX Group, we have grown from our roots in leasing
in Japan to become a global, diverse, and unique group,
garnering distinct strengths from our journey.

We explore new opportunities in changing times.
We answer shifting needs with innovative thinking, transcending boundaries.
We connect resources and draw on our diverse expertise to originate unique solutions.

Combining our strengths, we shape new possibilities and find new pathways to impact.
We take on challenges ourselves, and champion others who hope to do the same.

So companies evolve over time, communities are revitalized,
individuals realize their full potential, and our world develops in a sustainable way.

**We combine innovative thinking and diverse expertise
to find pathways to impact in a world of change.**

Our Culture

Our Culture is a set of shared values that ORIX Group employees around the world live and champion to achieve our Purpose.

Find Power in Diversity

Share ideas and collaborate, explore different perspectives and transcend boundaries.

Find Adventure in Challenge

Strive for originality and identify opportunities and risks while seeking adventure in new challenges.

Find Opportunity in Change

Recognize trends from a big-picture perspective, act promptly on signs of change, and find opportunities to evolve.

2. Current State of the Company

The matters described in 2. Current State of the Company are based on the terms, forms and preparation methods that have been required for issuance of American Depositary Receipt, etc. (hereinafter referred to as "U.S. GAAP").

(1) Progress and Results of the Company's Business Activities

During the current fiscal year, business environment has been highly fluid mainly due to the geopolitical tensions stemming from the Russia-Ukraine crisis and the Israel-Hamas conflict, high energy price, high interest rates in the United States and Europe, and economic recession in China. On the other hand, the negative impacts from the COVID-19 pandemic have largely calmed down, with the return of inbound tourists to Japan and the reclassification of COVID-19 in Japan as a "Class 5" disease under the Infectious Diseases Control Law.

Under such conditions, ORIX Group's profits in the United States declined primarily due to downturn in M&A activity caused by higher U.S. interest rates and the increased credit costs, while businesses that had previously been negatively affected by the COVID-19 pandemic, such as Car Rental, Hotel Management, Aircraft Leasing, Airport Concession and Life Insurance increased their profits.

Due to the above results, income before income taxes increased 20% to ¥470.0 billion and net income attributable to ORIX Corporation shareholders also increased 19% to ¥346.1 billion compared to the previous fiscal year, which hit a record high, although ROE resulted in 9.2% and still fell short of the mid-term target of 11%.

Although forward-looking statements in this document are attributable to current information available to us and are based on assumptions deemed reasonable by us, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors that could cause results that differ materially from those described in the forward-looking statements include, but are not limited to, those described under "Risk Factors" in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

(2) Summary of Consolidated Financial Results

		Fiscal Year ended March 31,			
		2021	2022	2023	2024
Total Revenues	(millions of yen)	2,292,357	2,508,043	2,663,659	2,814,361
Operating Income	(millions of yen)	258,473	292,883	335,923	360,713
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	192,384	317,376	290,340	346,132
Earnings Per Share					
(Basic)	(yen)	155.54	263.72	245.98	298.55
(Diluted)	(yen)	155.39	263.42	245.65	298.05
Shareholders' Equity Per Share	(yen)	2,487.77	2,768.72	3,027.93	3,422.94
Total Assets	(millions of yen)	13,563,082	14,280,684	15,289,385	16,322,100
Shareholders' Equity	(millions of yen)	3,028,456	3,304,196	3,543,607	3,941,466
ROE	(%)	6.4	10.0	8.5	9.2
ROA	(%)	1.44	2.28	1.96	2.19
Number of Employees		33,153	32,235	34,737	33,807

Note: 1. Accounting Standards Update 2018-12 ("Targeted Improvements to the Accounting for Long-Duration Contracts"―ASC 944 ("Financial Services―Insurance")) has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.

2. The presentation of equity method investment has been changed since fiscal 2024. Certain line items presented in our consolidated statements of income for the previous years have been retrospectively reclassified for this change.

3. Earnings Per Share and Shareholders' Equity Per Share are rounded to nearest hundredth of a yen. Other amounts are rounded to the nearest million yen.

(3) Profit Distribution Policy and Dividends

The Company aims to increase shareholder value by utilizing profits earned from business activities to strengthen its business foundation and make investments for future growth. At the same time, the Company strives to make stable and sustainable distribution of dividends at a level in line with its business performance. In addition, with regards to the decision of whether to buy back shares, the Company aims to act with flexibility and swiftness while considering various factors such as the business environment, share price and its trends, the soundness of its financial condition, and target performance indicators.

Based on this fundamental policy, the annual dividend for the fiscal year ended March 31, 2024 has been decided at 98.60 yen per share (the second quarter-end dividend paid was 42.80 yen per share and the year-end dividend has been decided at 55.80 yen per share). The dividend payout ratio for the fiscal year ended March 31, 2024 was 33.0%. Regarding the payment of dividends, in accordance with Article 459, Paragraph (1) of the Companies Act, the Articles of Incorporation stipulates that the Company may pay dividends from surplus by resolution of the Board of Directors. In the fiscal year ended March 31, 2024, the Company repurchased ¥50.0 billion of its own shares.

Five-year trends in dividends per share are as follows:



■ Dividends per share (yen) / Dividend payout ratio (%)

(4) Summary of Principal Businesses, Principal Business Locations and Employees of ORIX (as of March 31, 2024)

Business Segment	Principal Businesses Principal Business Locations	Number of Employees
Corporate Financial Services and Maintenance Leasing	Financing and fee business, automobile and ICT-related equipment leasing and rental	5,450
	Tokyo, Osaka, Kanagawa, Aichi and Fukuoka	
Real Estate	Real estate development, rental and management, facility operation, real estate asset management	8,329
	Tokyo and Osaka	
PE Investment and Concession	Private equity investment and concession	6,114
	Tokyo	
Environment and Energy	Domestic and overseas renewable energy, electric power retailing, ESCO services, sales of solar panels, and recycling and waste management	818
	Tokyo, Osaka and Spain	
Insurance	Life insurance including medical insurance and death insurance	2,209
	Tokyo, Osaka, Kanagawa, Aichi, Fukuoka and Nagasaki	
Banking and Credit	Banking business with a focus on real estate investment loans, card loans, credit guarantees, housing loans	882
	Tokyo	
Aircraft and Ships	Aircraft investment and management; ship-related finance and investment	270
	Ireland	
ORIX USA	Finance, investment, and asset management in the Americas	1,261
	U.S.A.	
ORIX Europe	Asset management of global equities and fixed income	1,586
	Netherlands	
Asia and Australia	Finance and investment business in Asia and Australia	4,775
	Hong Kong, China, Malaysia, Indonesia and Australia	
Subtotal		31,694
Corporate		2,113
Total		33,807

Notes: 1. Number of Employees refers to the number of employees of the Company and its subsidiaries.

2. ORIX's overseas business extends across 27 countries and regions worldwide.

(5) Segment Information

Corporate Financial Services and Maintenance Leasing:

The corporate financial services business serves as a core sales platform for the Group. It provides a broad array of products and services through our nationwide sales network, including life insurance and environment and energy as well as equipment leasing and loans to corporations. In the maintenance leasing business, we provide a wide variety of rental products, including electronic measurement instruments and ICT-related equipment, and utilize our specialized expertise to offer comprehensive automobile services.

Principal Business

Financing and fee business, automobile and ICT-related equipment leasing and rental

Billions of yen

	Year ended March 31,	
	2023	2024
Segment Profits	75.0	81.2

Billions of yen

	As of March 31, 2024
Segment Assets	1,552.3

	As of March 31, 2024
Asset composition	11%

Summary of Performance

Segment profits increased 8% to ¥81.2 billion compared to the previous fiscal year due to increases in gains on investment securities and dividends and services income.

Segment assets increased 3% to ¥1,552.3 billion compared to the end of the previous fiscal year due to an increase in investment in operating leases and an increase in installment loans.

Real Estate:

The real estate segment develops, rents, and operates logistics centers, office buildings, commercial facilities, condominiums, and other properties, and engages in businesses such as asset management. In addition, it provides high-quality services through the operation of various facilities such as hotels, inns, and aquariums.

Principal Business

Real estate development, rental and management, facility operation, real estate asset management

Billions of yen

	Year ended March 31,	
	2023	2024
Segment Profits	51.6	65.8

Billions of yen

	As of March 31, 2024
Segment Assets	994.1

	As of March 31, 2024
Asset composition	7%

Summary of Performance

Segment profits increased 28% to ¥65.8 billion compared to the previous fiscal year due to an increase in services income from operating facilities.

Segment assets increased 6% to ¥994.1 billion compared to the end of the previous fiscal year due to an increase in inventories.

PE Investment and Concession:

We make private equity investments, and leverage the expertise of the Group to increase the corporate value of our investees. In the concession business, we operate three airports in the Kansai area and water supply, plants for industrial waterworks, sewage, and other facilities.

Principal Business

Private equity investment and concession

Billions of yen

	Year ended March 31,	
	2023	2024
Segment Profits	2.8	43.4

Billions of yen

	As of March 31, 2024
Segment Assets	772.8

	As of March 31, 2024
Asset composition	6%

Summary of Performance

Segment profits increased by ¥40.5 billion to ¥43.4 billion compared to the previous fiscal year due to increases in gains on sales of subsidiaries and equity method investments resulting from the sale of certain investees and an increase in equity income of investment in corporate entities at our three airports in Kansai in our concession business.

Segment assets increased 28% to ¥772.8 billion compared to the end of the previous fiscal year due to increases in installment loans and equity method investments.

Environment and Energy:

We are expanding the renewable energy business globally. As a leading company in the comprehensive environment and energy market, we operate in a wide range of energy markets such as electric power retail, energy-saving services, recycling and waste treatment, and resource recycling.

Principal Business

Domestic and overseas renewable energy, electric power retailing, ESCO services, sales of solar panels, and recycling and waste management

	Billions of yen	
	Year ended March 31,	
	2023	2024
Segment Profits	33.0	29.9

	Billions of yen
	As of March 31, 2024
Segment Assets	847.0

	As of March 31, 2024
Asset composition	6%

Summary of Performance

Segment profits decreased 9% to ¥29.9 billion compared to the previous fiscal year due to the absence of large gains on sales of subsidiaries and equity method investments in the previous fiscal year.

Segment assets increased 9% to ¥847.0 billion compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

Insurance:

We sell a wide range of insurance products under the concept of offering simple, easily understood products and reasonably priced coverage. These products are sold through insurance agents, financial institutions, mail-order and online sales, and face-to-face sales by our employees.

Principal Business

Life insurance including medical insurance and death insurance

Billions of yen

	Year ended March 31,	
	2023	2024
Segment Profits	63.0	70.0

Billions of yen

	As of March 31, 2024
Segment Assets	2,309.4

	As of March 31, 2024
Asset composition	17%

Summary of Performance

Segment profits increased 11% to ¥70.0 billion compared to the previous fiscal year due to an increase in life insurance premiums and related investment income.

Segment assets increased 13% to ¥2,309.4 billion compared to the end of the previous fiscal year due to an increase in investment in securities.

Banking and Credit:

The banking business focuses primarily on real estate investment loans, as well as loans related to environmental businesses. We emphasize Internet transactions to reduce operating expenses and offer customers higher interest rates on their deposits. In the credit business, in addition to card loans, we operate a credit guarantee business for unsecured loans handled by other financial institutions and a housing loan business (Flat 35).

Principal Business

Banking business with a focus on real estate investment loans, card loans, credit guarantees, housing loans

	Billions of yen	
	Year ended March 31,	
	2023	2024
Segment Profits	37.6	96.7

	Billions of yen
	As of March 31, 2024
Segment Assets	2,733.0

	As of March 31, 2024
Asset composition	20%

Summary of Performance

Segment profits increased 157% to ¥96.7 billion compared to the previous fiscal year due to an increase in gains on sales of subsidiaries and equity method investments resulting from the partial sale of shares of ORIX Credit Corporation.

Segment assets increased 1% to ¥2,733.0 billion compared to the end of the previous fiscal year due to an increase in equity method investments despite a decrease in installment loans resulting from the partial sale of shares of ORIX Credit Corporation, and an increase in investment in securities at ORIX Bank Corporation.

Aircraft and Ships:

In the aircraft business, we lease ORIX-owned aircraft to airlines. We also provide domestic and overseas investors with asset management services including aircraft investment arrangement and aircraft sale and re-leasing. In the ships business, we engage in the financing of ships, management and operation of ORIX-owned ships, and ship trading and brokerage.

Principal Business

Aircraft investment and management; ship-related finance and investment

	Billions of yen	
	Year ended March 31,	
	2023	2024
Segment Profits	18.6	26.8

	Billions of yen
	As of March 31, 2024
Segment Assets	1,058.4

	As of March 31, 2024
Asset composition	8%

Summary of Performance

Segment profits increased 44% to ¥26.8 billion compared to the previous fiscal year due to an increase in operating leases revenues in our aircraft business.

Segment assets increased 42% to ¥1,058.4 billion compared to the end of the previous fiscal year due to the share acquisition of Santoku Senpaku Co., Ltd.

ORIX USA:

We operate a corporate finance business, a real estate finance business, private equity investment, and invest in securities. We also provide asset management services for these assets.

Principal Business

Finance, investment, and asset management in the Americas

Billions of yen

	Year ended March 31,	
	2023	2024
Segment Profits	49.0	17.3

Billions of yen

	As of March 31, 2024
Segment Assets	1,537.0

	As of March 31, 2024
Asset composition	11%

Summary of Performance

Segment profits decreased 65% to ¥17.3 billion compared to the previous fiscal year due to decreases in gains on investment securities and dividends and gains on sales of subsidiaries and equity method investments, amidst high inflation and rising interest rates in the United States.

Segment assets increased 5% to ¥1,537.0 billion compared to the end of the previous fiscal year, primarily due to foreign exchange effects, despite a decrease in installment loans.

ORIX Europe:

We offer a wide range of active asset management solutions from stocks to bonds. We also developed our first sustainable investment product in 1995 and have been a leader in sustainable investment since then.

<u>Principal Business</u>

Asset management of global equities and fixed income

	Billions of yen	
	Year ended March 31,	
	2023	2024
Segment Profits	40.7	28.6

	Billions of yen
	As of March 31, 2024
Segment Assets	459.2

	As of March 31, 2024
Asset composition	3%

Summary of Performance

Segment profits decreased 30% to ¥28.6 billion compared to the previous fiscal year due to a decrease in performance fees from investment result and an increase in interest expense.

Segment assets increased 10% to ¥459.2 billion compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

Asia and Australia:

We provide local customers with machinery and equipment leasing, automobile leasing, sales finance, loans and rentals. In Greater China we also make private equity investments. Each local subsidiary is diversifying its operations using the expertise ORIX has acquired in businesses in Japan.

Principal Business

Finance and investment business in Asia and Australia

	Billions of yen	
	Year ended March 31,	
	2023	2024
Segment Profits	35.0	34.3

	Billions of yen
	As of March 31, 2024
Segment Assets	1,587.5

	As of March 31, 2024
Asset composition	11%

Summary of Performance

Segment profits decreased 2% to ¥34.3 billion compared to the previous fiscal year due to the absence of gains on sales of subsidiaries and equity method investments in the previous fiscal year and an increase in credit loss expense.

Segment assets increased 14% to ¥1,587.5 billion compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

(6) Funding Situation (Significant factors only)

1) The funding situation

At the end of the current fiscal year, the funding of ORIX balanced at ¥8,446.3 billion composed of short/long term debts and deposits.

The borrowings from financial institutions vary in sources by major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and others. The number of our lenders was about 200 as of March 31, 2024. The funding from capital markets consist of corporate bonds, medium-term notes ("MTN"), commercial paper ("CP"), and payables under securitized assets.

For the current fiscal year, we have placed importance on lengthening the tenor of debts and carrying out measures such as dispersing the amount of repayment. We intend to continue to strengthen our financial condition, while maintaining appropriately diverse funding.

2) Capital expenditures

In the fiscal year ended March 31, 2024, ¥572.1 billion of capital expenditures were made in operating lease investment mainly in Corporate Financial Services and Maintenance Leasing segment, Asia and Australia segment and Aircraft and Ships segment. In addition, ¥127.3 billion of capital expenditures were made in office facilities and equipment other than rental purpose facilities, mainly in solar power generation equipment and wind power generation equipment in Environment and Energy segment, hotels and Japanese inns in Real Estate segment.

3) Assignment of business, merger, company split, share acquisition and sales

No items to report.

4) Main lenders and the amount of borrowings (As of March 31, 2024)

The borrowings of ORIX are mainly made by the Company. Main lenders of ORIX at the end of the fiscal year are as follows.

Millions of yen

Lender	Outstanding Amount of Borrowings
MUFG Bank, Ltd.	713,814
Mizuho Bank, Ltd.	556,486
Sumitomo Mitsui Banking Corporation	453,638
Sumitomo Mitsui Trust Bank, Limited	267,174
The Norinchukin Bank	135,435

Note:　Amounts less than one million yen have been rounded off.

(7) Major Corporate Agenda

We are making various efforts to achieve sustainable growth as follows.

・Promoting Sustainability: A sustainability mindset has become fundamental to the growth and survival of companies amid constantly shifting economic, social and environmental operating conditions. Based on this thinking, ORIX strives to accurately identify and assess the risks and opportunities arising from these economic, social, and environmental changes so that we may work with our stakeholders to contribute to the economic development and sustainable growth of the global community. Specifically, as part of our efforts to respond to the various material social and environmental issues we identified in November 2021, each business unit has been executing its own unique sustainability strategy reflecting the particular contributions it can make through its own industry area and business activities and the corporate function units have been strengthening our sustainability-related employee outreach and education, information disclosure, and policies. See "Sustainability at ORIX" for information on specific measures implemented in the previous fiscal year.

・Enhance risk management: We are formulating risk management policies and standards necessary for ORIX to achieve its management strategy and are creating mechanisms to continuously improve the effectiveness of structures and internal control systems for that purpose. In addition, we are making ongoing efforts to develop and enhance systems that can appropriately identify, evaluate, control, and manage risks.

・Strengthen information security and promote digital transformation: We are promoting business process re-engineering through digital transformation and implementing measures for the security control of digitized management information. As a next step, we are considering effective uses for our extensive transactional data accumulated over the years, leveraging information technology to expand existing businesses and launch new ones.

Reference: Sustainability at ORIX

Since our founding, contributing to society by creating new value through our business activities has been fundamental to ORIX. It is crucial to provide new value to society while consistently being needed by society, and the profit that results enables companies to experience sustainable growth. Core principles of the ORIX Sustainability Policy and key sustainability initiatives in the fiscal year ended March 31, 2024 are described below.

● Core principles of the ORIX Sustainability Policy

[Comprehensively understand the impacts of ESG issues and respond]

Understand our material issues

Identify and pursue opportunities

Identify and manage sustainability-related risks

Engage with our stakeholders

Develop employee awareness

[Do the following in our daily work to maintain our license to operate]

Care for the natural environment

Respect human and labor rights

Promote diversity, equity and inclusion

Uphold the highest business ethics

● Support for Global Initiatives

Key initiatives that ORIX supports are as follows.

・ Task Force on Climate-related Financial Disclosures (TCFD)
・ UN Global Compact
・ PRI (Principles for Responsible Investment)

For more information regarding sustainability at the ORIX group, please refer to the Company's website:
https://www.orix.co.jp/grp/en/sustainability/

● Key Activities for the Fiscal Year ended March 31, 2024

◇ Revisions to the "ORIX Environmental Policy"

In February 2024, we clearly set out the following targets for engagement in the ORIX Environmental Policy, reflecting the demands of the times and our business expansion.

Themes
・ Reducing GHG emissions
・ Conserving energy / Renewable energy
・ Reducing waste / Promoting waste recycling
・ Conserving resources / Green procurement
・ Preventing environmental pollution
・ Conserving water resources
・ Conserving biodiversity

◇Revisions to the ORIX Human Rights Policy

In April 2024, we revised the ORIX Human Rights Policy. We will continue to promote initiatives to respect human rights going forward.

Details of the revisions
・ Expanded the scope of respect for human rights from "employees and customers" to "suppliers and local communities."
・ Clarified policy on conducting human rights-related "education and training," "remedial measures," and "disclosure," etc.

Initiatives
・ Added content on human rights risks to the compliance training for employees in Japan and overseas.
・ Conducted a theoretical evaluation on human rights risks in preparation for legislation of human rights due diligence in Japan.

- Contributing to Social Themes Through Our Business Activities

ORIX is using its diverse business portfolio to help resolve various social issues. Here are some examples of our initiatives in the fiscal year ended March 31, 2024.

Signing of one of Japan's largest* power purchase agreements with Kansai Airports, reducing CO_2 emissions by 12,300 tonnes per year.

* One of the largest onsite PPAs in Japan (Research by ORIX)

https://www.orix.co.jp/grp/en/newsrelease/231115_ORIXE.html

Acquired state-of-the-art cargo ships in conduction with taking over the business of Santoku Senpaku Co., Ltd., contributing to lower environmental impacts from international shipping.

https://www.orix.co.jp/grp/en/newsrelease/240215_ORIXE.html

(8) Significant Parent Company, Subsidiaries and Affiliates

    1) Parent company

       No items to report.

    2) Significant subsidiaries (As of March 31, 2024)

Business Segment	Company Name	Capital (millions of yen unless stated otherwise)	ORIX Voting Power ratios (%)	Principal Businesses
Corporate Financial Services and Maintenance Leasing	ORIX Auto Corporation	500	100	Automobile Leasing, Rental, Car Sharing and Sales of Used Automobiles
	ORIX Rentec Corporation	730	100	Rental and Leasing of Test and Measurement Instruments and ICT-Related Equipment
Real Estate	ORIX Real Estate Corporation	200	100	Real Estate Investment, Development, Rental, Facility Operation and Management
	ORIX Real Estate Investment Advisors Corporation	50	100	Real Estate Investment and Advisory Services
	ORIX Asset Management Corporation	100	100	Asset Management of J-REIT
	DAIKYO INCORPORATED	100	100 (100)	Housing Development and Sales, Redevelopment
Environment and Energy	Elawan Energy S.L.	EUR192,957 thousand	100 (100)	Development and Operation of Wind and Solar Power Generation
Insurance	ORIX Life Insurance Corporation	59,000	100	Life Insurance
Banking and Credit	ORIX Bank Corporation	45,000	100	Banking
Aircraft and Ships	Santoku Holdings Corporation	31,303	100	Ship-Owner Business and Ship Management
	ORIX Aviation Systems Limited	USD23,100 thousand	100	Aircraft Leasing, Aircraft Asset Management
ORIX USA	ORIX Corporation USA	USD525,017 thousand	100	Financial Services
ORIX Europe	ORIX Corporation Europe N.V.	EUR4,538 thousand	100	Asset Management
Asia and Australia	ORIX Asia Limited	HKD14,000 thousand USD29,200 thousand	100	Leasing, Automobile Leasing, Lending, Banking
	ORIX Leasing Malaysia Berhad	RM68,381 thousand	100	Leasing, Lending
	PT. ORIX Indonesia Finance	IDR420,000 million	85	Leasing, Automobile Leasing
	ORIX Australia Corporation Limited	AUD30,000 thousand	100	Automobile Leasing and Truck Rentals
	ORIX (China) Investment Co., Ltd.	RMB1,990,008 thousand	100	Leasing, Equity Investment, Other Financial Services
	ORIX Capital Korea Corporation	KRW181,310 million	100 (2)	Automobile Leasing, Leasing, Lending
	ORIX Auto Leasing Taiwan Corporation	TWD100 million	100	Automobile Leasing

Notes: 1. ORIX Voting Power ratios are rounded down to the nearest whole figures. The figures in the ( ) are the indirect holding ratios.

      2. Capital amounts are rounded down to millions of yen. (Foreign currency amounts are rounded down to the displayed unit.)

      3. ORIX Credit Corporation has been excluded from significant subsidiaries and included in significant affiliates due to the partial sale of shares.

      4. Santoku Holdings Corporation has been included in significant subsidiaries due to the business acquisition.

3) Specified subsidiaries

No items to report.

4) Significant affiliates (As of March 31, 2024)

The significant affiliates were Kansai Airports (40% owned), the airport operating company in PE Investment and Concession segment, ORIX Credit Corporation (34% owned), the consumer finance services company in Banking and Credit segment, and Avolon (30% owned through ORIX Aviation Systems Limited), the aircraft leasing company in Aircraft and Ships segment.

(9) Fundamental Policy Regarding Shareholders with Controlling Interest

The Company does not currently have a fundamental policy with regard to measures in response to shareholders with sufficient voting rights to give them control over corporate management. Moreover, the Company does not currently have takeover response policies.

The Company plans to proceed with prudent consideration of this issue in light of changes in relevant laws and regulations and in the operating environment, with the intent of taking related measures, if necessary.

(10) Other Significant Matters

No items to report.

3. Stock Information (As of March 31, 2024)

(1) Total Number of Shares Authorized: 2,590,000,000 shares

(2) Total Number of Shares Issued: 1,214,961,054 shares

Note: At the Board of Directors meeting held on October 28, 2019, the Company approved a policy regarding cancellation of treasury stock under which, in principle, the Company shall maintain a total number of treasury stock equal to approximately 5% of the total number of shares issued (at maximum) and shall cancel the shares exceeding such amount. In accordance with this policy, the Company cancelled 19,888,288 shares on January 19, 2024.

(3) Number of Shareholders: 782,100

(4) Major Shareholders (Top 10)

Name	Number of Shares Held (Thousands)	Percentage of Total Shares Issued (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	221,733	19.21
Custody Bank of Japan, Ltd. (Trust Account)	96,916	8.39
SSBTC CLIENT OMNIBUS ACCOUNT	24,782	2.14
CITIBANK, N.A.-NY, AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	24,228	2.09
STATE STREET BANK WEST CLIENT-TREATY 505234	23,439	2.03
SMBC Nikko Securities Inc.	17,838	1.54
JPMorgan Securities Japan Co., Ltd.	16,505	1.43
JP MORGAN CHASE BANK 385781	15,941	1.38
BNYM AS AGT/CLTS 10 PERCENT	11,778	1.02
STATE STREET BANK AND TRUST COMPANY 505223	11,107	0.96

Notes: 1. Numbers of shares held are rounded down to the nearest thousand.

2. Percentages of total shares issued are rounded down to the second decimal place.

3. In addition to the above, the Company holds 60,748 thousand shares of treasury stock, and the total number of shares issued includes the treasury stock. Pursuant to Article 308, Paragraph 2 of the Companies Act, these shares have no voting rights. The percentages of total shares issued above are calculated excluding the treasury stock (60,748 thousand shares).

(5) Shares Delivered to Directors and Executive Officers as Consideration for Their Execution of Duties During Fiscal 2024

Details of shares delivered during fiscal 2024 are as follows.

・ Total Number of Shares Delivered to Directors and Executive Officers by Position

Position	Number of shares	Number of grantees
Outside Directors	–	–
Executive Officers	51,200 shares	1
Total	51,200 shares	1

Notes: 1. The Company has introduced a share-based compensation system for its Directors and Executive Officers, etc., and delivers shares of the Company's stock to retiring Directors and retiring Executive Officers through the Director Compensation BIP (Board Incentive Plan) Trust. Points based on the Company's prescribed criteria are granted annually to eligible Directors and Executive Officers, and the accumulated points are converted into one common share per point and delivered upon retirement.

2. The number of shares delivered in the aforementioned list shows the actual number of shares delivered to one Executive Officer who retired during fiscal 2024, after deducting the shares partially disposed of in exchange for tax payment from the accumulated points in accordance with the guidelines established by the Compensation Committee. The total number of shares disposed of in exchange for cash by position is as follows.

Executive Officers   21,980 shares

3. For details of compensation for Directors and Executive Officers, please refer to the column headed "(3) Compensation in Fiscal 2024" under "4. Directors and Executive Officers" below.

(6) Other Significant Matters Relating to Shares

No items to report

Basic Policy on Corporate Governance

ORIX believes that a robust corporate governance system is a vital element of effective and enhanced management and has established sound and transparent corporate governance to carry out appropriate business activities in line with Management's Basic Policy and to ensure objective management.

The Company's Corporate Governance System is characterized by the following four points:

- separation of execution and supervision through a "Company with Nominating Committee, etc." board model;
- Nominating, Audit and Compensation Committees composed entirely of outside directors;
- all outside directors satisfying "Requirements for Independent Directors" (Please refer to Proposal, "Election of Eleven (11) Directors" in the reference documents for the General Meeting of Shareholders); and
- all outside directors being highly qualified in their respective fields.

A diagram outlining the Company's Corporate Governance System as of March 31, 2024 is as follows.



* Please refer to the next page for the Execution of Operations Framework.

For details on attendance by directors at Board of Directors meetings and the structure and activities of the three committees, please refer to "ORIX Corporate Governance" in the "Information Materials for the 61st Annual General Meeting of Shareholders."

Internal Control System of ORIX

A diagram outlining ORIX's "Framework for Securing the Adequacy of ORIX Business Procedures (Internal Control System)" is as follows.

Regarding the outline of the resolution on the Basic policy on the internal control system in accordance with Article 416 of the Companies Act and the operation thereof, please refer to "ORIX Corporate Governance - 3. Internal Control System of ORIX" in the "Information Materials for the 61st Annual General Meeting of Shareholders."



4. Directors and Executive Officers

(1) Directors

(As of March 31, 2024)

Name	Current Positions (on Committees)	Significant Concurrent Position(s)
Makoto Inoue		
Shuji Irie		
Satoru Matsuzaki		
Stan Koyanagi		
Yasuaki Mikami		
Michael Cusumano	Compensation Committee	Deputy Dean and Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology Member of the Board of Directors (Outside Directors), Multitude SE
Sakie Akiyama	Nominating Committee (Chairperson)	Founder, Saki Corporation Member of the Board of Directors (Outside Directors), Sony Group Corporation Member of the Board of Directors (Outside Directors), JAPAN POST HOLDINGS Co., Ltd. Member of the Board of Directors (Outside Directors), Mitsubishi Corporation
Hiroshi Watanabe	Compensation Committee (Chairperson), Nominating Committee	President, Institute for International Monetary Affairs Member of the Board of Directors (Outside Directors), Mitsubishi Materials Corporation
Aiko Sekine	Audit Committee (Chairperson), Nominating Committee	Professor, Faculty of Commerce, Waseda University Trustee, International Valuation Standards Council Advisor of Japanese Institute of Certified Public Accountants Outside Audit & Supervisory Board Member, Sumitomo Riko Company Limited Outside Audit & Supervisory Board Member, IHI Corporation
Chikatomo Hodo	Compensation Committee, Audit Committee	Member of the Board of Directors (Outside Directors), KONICA MINOLTA, Inc Member of the Board of Directors (Outside Directors), Mitsubishi Chemical Group Corporation Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation
Noriyuki Yanagawa	Audit Committee	Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo

Notes: 1. Makoto Inoue, Shuji Irie, Satoru Matsuzaki, Stan Koyanagi and Yasuaki Mikami also serve as Executive Officers.
2. Michael Cusumano, Sakie Akiyama, Hiroshi Watanabe, Aiko Sekine, Chikatomo Hodo and Noriyuki Yanagawa are Outside Directors. Appointment of Independent Directors is mandated by Tokyo Stock Exchange, Inc. to protect the interests of general shareholders; all the Company's Outside Directors are registered as Independent Directors.
3. Yasuaki Mikami was newly elected as Director at the 60th Annual General Meeting of Shareholders held on June 22, 2023.
4. Aiko Sekine is qualified as a certified public accountant and possesses considerable knowledge relating to finance and accounting.
5. For details of significant concurrent positions held by Directors who also serve as Executive Officers, please refer to the column headed Significant Concurrent Position(s) under (2) below.
6. The Company does not have full-time audit committee member based on the evaluation that the effectiveness of the audit by the audit committee is assured by the following measures:
a - upon assignment by the Appointed Audit Member, the executive officer responsible for Group Internal Audit Department attends important ORIX meetings and reports necessary information to the Audit Committee in a timely manner; and
b - based on the annual audit plan approved by the Audit Committee, the Internal Audit Department of the Company conducts internal audits and reports results and status of improvements to the Audit Committee.
7. Name on the family register of Aiko Sekine is Aiko Sano.

(2) Executive Officers

Position(s)	Name	Responsibilities	Significant Concurrent Position(s)
Representative Executive Officer, President	Makoto Inoue	Chief Executive Officer Responsible for Group Strategy Business Unit	
Senior Managing Executive Officer	Shuji Irie	Responsible for Investment and Operation Headquarters	
Senior Managing Executive Officer	Satoru Matsuzaki	Head of Corporate Business Headquarters	Chairman, ORIX Auto Corporation Chairman, ORIX Rentec Corporation
Senior Managing Executive Officer	Stan Koyanagi	Global General Counsel Responsible for Legal Function Unit	
Senior Managing Executive Officer	Yasuaki Mikami	Responsible for Corporate Function Unit Responsible for Work Style Reform Project	
Senior Managing Executive Officer	Yoshiteru Suzuki	President and Chief Executive Officer, ORIX Corporation USA	
Senior Managing Executive Officer	Hidetake Takahashi	Head of Energy and Eco Services Headquarters Group Strategy Business Unit Responsible for Global Investment Strategy	Director, Ubiteq, INC.
Managing Executive Officer	Eiji Arita	Deputy Head of Corporate Business Headquarters	Director, Kanamoto Co., Ltd. (Outside)
Managing Executive Officer	Seiichi Miyake	Head of Investment and Operation Headquarters	
Executive Officer	Toyonori Takahashi	Group Kansai Representative Responsible for Osaka IR Project Office Responsible for Real Estate Sales Department	Senior Managing Executive Officer, ORIX Real Estate Corporation
Executive Officer	Michio Minato	Group Strategy Business Unit	President, ORIX Baseball Club Co., Ltd.
Executive Officer	Tetsuya Kotera	Deputy Head of Corporate Business Headquarters	
Executive Officer	Tomoko Kageura	Corporate Function Unit Responsible for Corporate legal affairs	
Executive Officer	Nobuki Watanabe	Group Strategy Business Unit Responsible for CEO's Office and New Business	
Executive Officer	Hiroyuki Ido	Responsible for Group Internal Audit Department	
Executive Officer	Kiyoshi Habiro	Responsible for ORIX Europe and Robeco Group	Chief Executive Officer, ORIX Corporation Europe N.V.
Executive Officer	Ryujiro Tokuma	Head of Global Transportation Services Headquarters	Representative Director, Santoku Holdings Corporation
Executive Officer	Hao Li	Responsible for Greater China Group	
Executive Officer	Ikuo Nakamura	Group Strategy Business Unit Responsible for Credit and Investment Management	

Position(s)	Name	Responsibilities	Significant Concurrent Position(s)
Executive Officer	Tomohiko Ishihara	Corporate Function Unit Responsible for Human Resources, Corporate Administration and Corporate Communications Responsible for Secretariat of The Board of Directors	
Executive Officer	Takashi Otsuka	Group Strategy Business Unit Responsible for Enterprise Risk Management	
Executive Officer	Taro Baden	Deputy Head of Corporate Business Headquarters Group Kansai Deputy Representative	
Executive Officer	Tony Ahn	Group Strategy Business Unit Responsible for Information Security Control Department Responsible for Technology Department	
Executive Officer	Satoshi Matsui	Head of Osaka IR Project Office	Senior Managing Executive Officer, ORIX Real Estate Corporation
Executive Officer	Atsunori Sato	Deputy Head of Energy and Eco Services Headquarters	
(Retired on December 31, 2023)			
Executive Officer	Hitomaro Yano	Corporate Function Unit Responsible for Treasury, Accounting, Corporate Planning, Investor Relations and Sustainability	

Notes: 1. Makoto Inoue, Shuji Irie, Satoru Matsuzaki, Stan Koyanagi and Yasuaki Mikami also serve as Directors.

2. Taro Baden, Tony Ahn, Satoshi Matsui and Atsunori Sato assumed the post of Executive Officer during fiscal 2024.

3. Name on the family register of Tomoko Kageura is Tomoko Kanda.

4. Tony Ahn's legal name is Donghee Ahn.

(3) Compensation in Fiscal 2024

1) Matters relating to the policy regarding amount and calculation of compensation for Directors and Executive Officers

The Company decides its compensation policy for fiscal 2024 by means of its Compensation Committee comprising Outside Directors.

ORIX's business objective is to increase shareholder value over the medium- to long-term. ORIX believes in the importance of each Director's and Executive Officer's responsibly performing his or her duties and cooperation among different business units in order to achieve continued growth of ORIX.

The Compensation Committee believes that in order to accomplish such business objectives, Directors and Executive Officers should place emphasis not only on performance during the current fiscal year, but also on medium- to long-term results. Accordingly, under the basic policy that compensation should provide effective incentives. ORIX takes such factors into account when making decisions regarding the compensation system and compensation levels for Directors and Executive Officers.

In light of this basic policy, the Compensation Committee therefore established the following compensation policies in accordance with the responsibilities of Directors and Executive Officers, based on the resolution at the Compensation Committee meeting held on June 22, 2023.

From April 1, 2023 through March 31, 2024, the Compensation Committee met five times, and the attendance rate of committee members for all of these meetings was 100%. The Compensation Committee conducts a comprehensive review, including confirming whether the specific compensation, etc. for individual Directors and Executive Directors is consistent with the following compensation policies, determines the compensation after verifying that the level of compensation is appropriate based on third-party research reports on Director compensation and other information, and judges whether the compensation is in line with the following compensation policies.

Compensation Policy for Directors

- The compensation policy for Directors who are not also Executive Officers aims for composition of compensation that is effective in maintaining supervisory and oversight functions of Executive Officers' performance in business operations, which is the main duty of Directors. Specifically, ORIX's compensation structure for Directors consists of fixed compensation and share-based compensation.
- Fixed compensation is, in principle, a certain amount that is added to the compensation of the chairperson and member of each committee.
- Share-based compensation reflecting medium- to long-term performance is granted at the time of retirement in the form of ORIX's shares, which is calculated based on the number of points earned and accumulated by the individual while in office until the end of his or her directorship.
- In addition, the Company strives to maintain a competitive level of compensation with Director compensation according to the role fulfilled, and receives third-party research reports on Director compensation for this purpose.

Compensation Policy for Executive Officers

- The compensation policy for Executive Officers, including those who are also Directors, aims for a level of compensation that is effective in maintaining business operation functions, while also incorporating a component that is linked to current period business performance. Specifically, ORIX's compensation structure for Executive Officers consists of fixed compensation, performance-linked compensation, and share-based compensation. The basic policy is a ratio of 1:1:1 for these components.
- Fixed compensation is decided for each individual based on a standard amount for each position.
- For Executive Officers, compensation linked to business performance for fiscal 2024 uses the level of achievement of the consolidated net income growth target as a company-wide performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 200% while, at the same time, using the level of achievement of the target of the division for which the relevant Executive Officer was responsible as a division performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 300%. In the case of the Representative Executive Officers, the consolidated net income growth target is used as a sole performance indicator, adjusting the standard amount within the range of 0% to 200%. These performance indicators are selected based on the Company's medium-term management targets.
- In addition to the above, annual bonuses for the President, Senior Managing Executive Officers, and Managing Executive Officers will be increased or decreased by an amount ranging from 0% to 30% of the base amount for each position based on progress toward the ESG-related Key Goals. If progress towards ESG-related Key Goals is proceeding as planned, the annual bonus will not be adjusted.
- Share-based compensation reflecting medium- to long-term performance is granted as a certain number of points based on a standard amount for each position while in office, and the amount of the payment is decided according to the share price at the time of an individual executive officer's retirement.
- In addition, based on third-party compensation research reports, the Company strives to maintain a competitive level of compensation with Executive Officer compensation functioning as an effective incentive.

[Composition Ratio of Compensation]

Fixed compensation (1)	Performance-linked compensation (annual bonus) (1)	Share-based compensation (1)

[Method for Calculating Performance-linked Compensation (Annual Bonus)]



Notes: 1. The compensation for Executive Officers based in overseas subsidiaries and Executive Officers with a high degree of specialization, etc., is decided upon deliberation for each individual and in consideration of the local compensation system and level, and specialization.

2. For performance-linked compensation (annual bonus), the level of achievement of the target of the division for which the relevant Executive Officer was responsible is determined through a comprehensive evaluation that takes into account qualitative factors (target difficulty, performance, preparation for the future, status of ESG initiatives etc.), centered on the annual growth rate of the performance of the relevant division for the fiscal year under review.

3. The Company's share-based compensation system is a system in which a fixed amount of points is annually allocated to Directors and Executive Officers based upon prescribed standards while in office, and ORIX shares are granted through a trust based on the number of accumulated points at the time of retirement. However, the Compensation Committee does not specify the length of time that shares purchased under this system must be held. In addition, if it is determined that a Director or Executive Officer engaged in serious inappropriate conduct while in office that could cause damage to the Company, the Compensation Committee may restrict the payment of share-based compensation.

Compensation Clawback Policy

• The Company has established a Compensation Clawback Policy pursuant to applicable NYSE listing standards. This Policy provides for the clawback of performance-linked compensation (annual bonus) received in excess of executive officers' original salaries based on erroneous financial statements in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements.

2) Total amount of compensation for Directors and Executive Officers

(Year ended March 31, 2024)

Position	Fixed compensation		Performance-linked compensation (planned)		Share component of compensation		Total compensation	
	Number of People	Amount Paid (Millions of yen)	Number of People	Amount Paid (Millions of yen)	Number of People	Amount Paid (Millions of yen)	Number of People	Amount Paid (Millions of yen)
Directors (Outside Directors)	6 (6)	110 (110)	-	-	6 (6)	20 (20)	6 (6)	131 (6)
Executive Officers	26	649	26	691	26	728	26	2,069
Total	32	760	26	691	32	749	32	2,201

Notes: 1. The number of people and amounts paid in the table above include one Executive Officer who retired during fiscal 2024. As of March 31, 2024, there were 11 Directors (including six Outside Directors) and 25 Executive Officers (including those serving concurrently as Directors and Executive Officers).
2. In fiscal 2024, no persons serving concurrently as Directors and Executive Officers were remunerated as Directors. The total compensation figure for the six people serving concurrently as Directors and Executive Officers is shown in the Executive Officers line.
3. The actual indicators for the performance-linked compensation (annual bonus) in the table presented earlier are as follows.
   • Company-wide performance indicator
   To support the achievement of medium-term management targets, the Compensation Committee sets milestones for annual growth rate related to consolidated net income. The level of achievement of this milestone was 105%.
   • Division performance indicator
   Division performance targets are based on Company-wide performance targets. The level of achievement of division performance targets among the 26 responsible Executive Officers (comprehensive evaluation including qualitative aspects) ranged from 0% to 150%, with a median of 100%.
4. The share component of the compensation system is a system in which Directors and Executive Officers are awarded a prescribed number of points during their period of service, and at the time of retirement, ORIX's shares are delivered through a trust to them in accordance with the number of points they have accumulated. The amount paid listed in the table above is calculated by multiplying the number of points confirmed to be provided as the portion for fiscal 2024 by the stock market price paid by the trust when ORIX's shares were acquired (¥1,740.27 per share).
   The actual total amount of the share component of compensation paid in fiscal 2024 was ¥127 million paid to one Executive Officer who retired during fiscal 2024.
5. The Company did not provide stock options in the form of stock acquisition rights in fiscal 2024.
6. Figures shown are rounded down to the nearest million yen.

* Please refer to the following Company's website for the further details of compensation for Directors and Executive Officers.

Form 20-F (US SEC Filings): https://www.orix.co.jp/grp/en/ir/library/

(4) Matters Relating to Directors and Executive Officers Who Retired or Were Dismissed During Fiscal 2024

For details of the executive officers who retired during the fiscal year ended March 31, 2024, refer to "(2) Executive Officers" above.

(5) Outside Directors

1) Significant concurrent positions

Please refer to "(1) Directors" above in the column entitled Significant Concurrent Position(s). There are no significant matters to be disclosed concerning relationships between the Company and the other entities at which the Outside Directors have significant concurrent positions.

2) Relationship with the Company or specially related business entities of the Company

To the Company's knowledge, the Outside Directors have never been a spouse or other relative within the third degree of relationship of any persons executing business, etc. of the Company or its specially related business entities.

3) Main activities

Name	Status of attendance at Board of Directors meetings and meetings of three committees held in the fiscal year ended March 31, 2024	Summary of duties performed for the expected role / Statements made at Board of Directors meetings and meetings of three committees
Michael Cusumano	Attended 8 of 8 meetings of the Board of Directors Attended 5 of 5 meetings of the Compensation Committee	As a global authority on business strategy and technology management, he sufficiently fulfilled his role in providing highly effective supervision of the Company's management from an independent and objective standpoint by utilizing his extensive and specialized knowledge. He proactively expressed his opinions and made proposals at meetings of the Board of Directors, mainly from his perspective as an expert in technology. He also contributed to the Compensation Committee's deliberations on compensation for Directors and Executive Officers from a variety of perspectives, including comparative analyses with global companies.
Sakie Akiyama	Attended 8 of 8 meetings of the Board of Directors Attended 7 of 7 meetings of the Nominating Committee	She sufficiently fulfilled her role in providing highly effective supervision of the Company's management from an independent and objective standpoint, by utilizing her extensive experience and expertise as a corporate manager. She proactively expressed her opinions and made proposals at meetings of the Board of Directors, mainly from her perspective as an expert in corporate management. In addition, as chairperson of the Nominating Committee, she played a leading role in deliberating on the composition of the Board of Directors and Executive Officers appropriate for the Company's business development, as well as on the succession plan.

Name	Status of attendance at Board of Directors meetings and meetings of three committees held in the fiscal year ended March 31, 2024	Summary of duties performed for the expected role / Statements made at Board of Directors meetings and meetings of three committees
Hiroshi Watanabe	Attended 8 of 8 meetings of the Board of Directors Attended 7 of 7 meetings of the Nominating Committee Attended 5 of 5 meetings of the Compensation Committee	He sufficiently fulfilled his role in providing highly effective supervision of the Company's management from an independent and objective standpoint by utilizing his extensive and specialized knowledge of domestic and international finance and economics. He proactively expressed his opinions and made proposals at meetings of the Board of Directors, mainly from his perspective as an expert in finance, economics and corporate management. In addition, as chairperson of the Compensation Committee, he played a leading role in deliberating on the compensation system and compensation levels for Directors and Executive Officers in order to enhance its function as a medium- and long-term incentive. This included the addition of quantitative evaluation of the progress toward ESG-related Key Goals to the performance-linked compensation for Directors and Executive Officers at the level of Managing Executive Officer and above.
Aiko Sekine	Attended 8 of 8 meetings of the Board of Directors Attended 7 of 7 meetings of the Nominating Committee Attended 14 of 14 meetings of the Audit Committee	As an expert in accounting, she sufficiently fulfilled her role in providing highly effective supervision of the Company's management from an independent and objective standpoint by utilizing her extensive and specialized knowledge. She proactively expressed her opinions and made proposals at meetings of the Board of Directors, mainly from her perspective as an expert in accounting and finance. In addition, as chairperson of the Audit Committee, she played a leading role in deliberating on the effectiveness of the Company's internal control system by receiving regular reports from the Internal Audit Department, as well as from internal control-related functions and the Accounting Auditors.
Chikatomo Hodo	Attended 8 of 8 meetings of the Board of Directors Attended 5 of 5 meetings of the Compensation Committee Attended 14 of 14 meetings of the Audit Committee	He sufficiently fulfilled his role in providing highly effective supervision of the Company's management from an independent and objective standpoint by utilizing his extensive and specialized knowledge of corporate management and digital business. He proactively expressed his opinions and made proposals at meetings of the Board of Directors, mainly from his perspective as a manager based on his extensive experience and as an expert in digital business. In addition, he also contributed to the Audit Committee's deliberations on the effectiveness of the Company's internal control system from a variety of perspectives, including changes in the domestic and overseas environment surrounding corporate management.

Name	Status of attendance at Board of Directors meetings and meetings of three committees held in the fiscal year ended March 31, 2024	Summary of duties performed for the expected role / Statements made at Board of Directors meetings and meetings of three committees
Noriyuki Yanagawa	Attended 8 of 8 meetings of the Board of Directors Attended 14 of 14 meetings of the Audit Committee	He sufficiently fulfilled his role in providing highly effective supervision of the Company's management from an independent and objective standpoint by utilizing his extensive and specialized knowledge of the domestic and overseas finance and economics surrounding corporate management. He proactively expressed his opinions and made proposals at meetings of the Board of Directors from his perspective as an expert in corporate strategy, based on his deep academic understanding. In addition, he also contributed to the Audit Committee's deliberations on the effectiveness of the Company's internal control system from a variety of perspectives, as a specialist in economic and fiscal policy.

4) Agreement limiting liability

The Company has executed an agreement with each Outside Director, which will limit his/her liability for damages under Article 423, Paragraph 1 of the Companies Act (so-called "Agreement limiting liability"), pursuant to Article 427, Paragraph 1 of the Companies Act. The maximum amount of liabilities provided in such agreement is equal to the Minimum Liability Amount set forth in Article 425, Paragraph 1 of the Companies Act. The Company has not executed the said agreement with the accounting auditor.

5) Total amount of compensation to Outside Directors for the fiscal year ended March 31, 2024

The total amount of compensation to Outside Directors is the same as the amount paid in the column entitled Total compensation for Directors of (3) 2) above. No compensation is received from subsidiaries of the Company.

6) Statements or objections from Outside Directors about the above description of the Outside Directors

There are no specific statements or objections from the Outside Directors about the details of matters stated in 1)–5) above.

(6) Overview of Directors and Officers Liability Insurance Policy

The Company has entered into a directors and officers liability insurance (D&O Insurance) contract with an insurance company, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, that insures all of the Members of the Board of Directors, Executive Officers and management level personnel of the Company, and officers, etc. of subsidiaries.

The insurance premium is paid in full by the Company, and there is no insurance premium burden for the insured.

The insurance contract covers damages that may occur when the officers, etc. above are liable for the execution of their duties or receive claims related to the pursuit of such responsibilities. However, there are certain reasons for exemption from liability, such as non-payment of insurance claims in cases of claims for damages due to intentional fraud, unlawful action, omission, etc. and claims for damages resulting from illegally gaining profits or benefits.

(7) Other Significant Matters Concerning Directors and Executive Officers (including persons appointed after the closing day of the fiscal year ended March 31, 2024)

No items to report.

CONSOLIDATED BALANCE SHEET (U.S. GAAP)
AS OF MARCH 31, 2024
ORIX Corporation and Subsidiaries

	Millions of yen
ASSETS	
Cash and Cash Equivalents	1,032,810
Restricted Cash	152,497
Net Investment in Leases	1,155,023
Installment Loans	3,958,814
The amount which is measured at fair value by electing the fair value option is as follows:	
March 31, 2024 ¥129,959 million	
Allowance for Credit Losses	(58,110)
Investment in Operating Leases	1,868,574
Investment in Securities	3,263,079
The amount which is measured at fair value by electing the fair value option is as follows:	
March 31, 2024 ¥35,696 million	
The amounts which are associated to available-for-sale debt securities are as follows:	
March 31, 2024	
Amortized Cost ¥3,015,940 million	
Allowance for Credit Losses ¥(634) million	
Property under Facility Operations	689,573
Equity method investments	1,313,887
Trade Notes, Accounts and Other Receivable	401,368
Inventories	227,359
Office Facilities	248,458
Other Assets	2,068,768
The amount which is measured at fair value by electing the fair value option is as follows:	
March 31, 2024 ¥2,786 million	
Total Assets	**16,322,100**

Note: The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
ASSETS	
Cash and Cash Equivalents	4,748
Net Investment in Leases (Net of Allowance for Credit Losses)	2,186
Installment Loans (Net of Allowance for Credit Losses)	186,889
Investment in Operating Leases	55,089
Property under Facility Operations	150,930
Equity method Investments	50,168
Other	84,858
Total Assets	**534,868**

	Millions of yen
LIABILITIES AND EQUITY	
Liabilities:	
Short-term Debt	574,095
Deposits	2,245,835
Trade Notes, Accounts and Other Payable	362,504
Policy Liabilities and Policy Account Balances	1,892,510
The amount which is measured at fair value by electing the fair value option is as follows:	
March 31, 2024　　　　¥167,207　million	
Income Taxes:	
Current	65,534
Deferred	505,190
Long-term Debt	5,626,376
Other Liabilities	1,025,446
Total Liabilities	**12,297,490**
Redeemable Noncontrolling Interests	**2,645**
Commitments and Contingent Liabilities	
Equity:	
Common Stock	221,111
Additional Paid-in Capital	233,457
Retained Earnings	3,259,730
Accumulated Other Comprehensive Income (Loss)	357,148
Treasury Stock, at Cost	(129,980)
Total ORIX Corporation Shareholders' Equity	3,941,466
Noncontrolling Interests	**80,499**
Total Equity	**4,021,965**
Total Liabilities and Equity	**16,322,100**

Note: The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
LIABILITIES	
Short-Term Debt	2,186
Trade Notes, Accounts and Other Payable	845
Long-term Debt	339,143
Other	27,694
Total Liabilities	**369,868**

CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
FOR THE YEAR ENDED MARCH 31, 2024

	Millions of yen
Revenues :	
Finance Revenues	348,001
Gains on Investment Securities and Dividends	33,023
Operating Leases	535,490
Life Insurance Premiums and Related Investment Income	558,923
Sales of Goods and Real Estate	373,914
Services Income	965,010
Total Revenues	**2,814,361**
Expenses :	
Interest Expense	188,328
Costs of Operating Leases	356,760
Life Insurance Costs	433,863
Costs of Goods and Real Estate Sold	268,627
Services Expense	560,101
Other (Income) and Expense	(4,671)
Selling, General and Administrative Expenses	627,633
Provision for Credit Losses	20,968
Write-Downs of Long-Lived Assets	1,724
Write-Downs of Securities	315
Total Expenses	**2,453,648**
Operating Income	**360,713**
Equity in Net Income of Equity method investments	36,774
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	72,488
Income Before Income Taxes	**469,975**
Provision for Income Taxes	131,388
Net Income	**338,587**
Net Income (Loss) Attributable to the Noncontrolling Interests	**(7,682)**
Net Income Attributable to the Redeemable Noncontrolling Interests	**137**
Net Income Attributable to ORIX Corporation Shareholders	**346,132**

May 15, 2024

To the Board of Directors of ORIX Corporation:

KPMG AZSA LLC
Tokyo Office, Japan

Hidetoshi Fukuda (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Shin Suzuki (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Ryohei Kashiwaba (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Opinion

We have audited the consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the related notes of ORIX Corporation and its consolidated subsidiaries (collectively referred to as "the Group"), as at March 31, 2024 and for the year from April 1, 2023 to March 31, 2024 in accordance with Article 444-4 of the Companies Act.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and the results of operations of the Group for the period, for which the consolidated financial statements were prepared, in accordance with the accounting principles prescribed by the second sentence of Article 120-1 of the Ordinance of Companies Accounting, as applied mutatis mutandis pursuant to Article 120-3-3 of the said Ordinance, that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. The audit committee is responsible for overseeing the executive officers' and directors' performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and The Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting principles prescribed by the second sentence of Article 120-1 of the Ordinance of Companies

Accounting, as applied mutatis mutandis pursuant to Article 120-3-3 of the said Ordinance, that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with the accounting principles prescribed by the second sentence of Article 120-1 of the Ordinance of Companies Accounting, as applied mutatis mutandis pursuant to Article 120-3-3 of the said Ordinance, that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles.

The audit committee is responsible for overseeing the executive officers' and directors' performance of their duties with regard to the design, implementation and maintenance of the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in Japan will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

・Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

・Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group's internal control.

・Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

・Conclude on the appropriateness of management's use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

・Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with the accounting principles prescribed by the second sentence of Article 120-1 of the Ordinance of Companies Accounting, as applied mutatis mutandis pursuant to Article 120-3-3 of the said Ordinance, that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

・Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

Our firm and its engagement partners do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Reader of Independent Auditor's Report:

The Independent Auditor's Report herein is the English translation of the Independent Auditor's Report as required by the Companies Act at the Group's responsibility.

Audit Committee's Report

The audit committee has audited the directors' and executive officers' performance of their duties for the 61st business year from 1/Apr/2023 to 31/Mar/2024 and reports as follows in regard to the method and results of those audits.

1. Method and Contents of Audits

In regard to the content of resolutions of the board of directors regarding the matters stated in Article 416, paragraph (1), items (i)(b) and (i)(e) of the Companies Act, as well as the systems developed pursuant to those resolutions (i.e., internal control systems), the audit committee periodically received reports from directors, executive officers, and employees, etc. regarding the status of the establishment and operation of those systems and as necessary requested explanations and expressed opinions in regard thereto, in addition to which the audit committee conducted audits using the following methods.

(i) In accordance with the audit policies and division of duties, etc. determined by the audit committee, and in cooperation with the Group Internal Audit Department of the company, the audit committee attended important meetings, received reports from directors and executive officers, etc. regarding matters related to the performance of their duties, requested explanations as necessary, viewed important decision-making documents, etc., and inspected the status of operations and assets at the head office and main business locations. Additionally, in regard to subsidiaries, the audit committee communicated and exchanged information with the directors, audit and supervisory board members, etc. of subsidiaries and received reports on business from subsidiaries as necessary.

(ii) The audit committee oversaw and verified whether the accounting auditor maintained an independent position and conducted an appropriate audit, received reports from the accounting auditor on the status of the performance of its duties, and requested explanations as necessary. Additionally, the audit committee received notification from the accounting auditor that, in accordance with the "Quality Control Standards for Audits" (Business Accounting Council), etc., it had developed systems in order to ensure that its duties are appropriately performed (i.e., notification of the matters stated in the items of Article 131 of the Ordinance on Accounting of Companies) and requested explanations as necessary.

Using the methods above, the audit committee examined the business report, the supplementary schedules thereto, the accounting documents (i.e., the balance sheet, statement of income, statement of changes in net assets, and explanatory notes to accounting documents), the supplementary schedules to the accounting documents, and the consolidated accounting documents (i.e., the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets, and explanatory notes to consolidated accounting documents) for the business year.

2. Audit Results

(1) Results of audit of business report, etc.

   i. We find that the business report and the supplementary schedules thereto accurately present the status of the company in accordance with laws, regulations, and the articles of incorporation.

  ii. We do not find any misconduct nor any material fact constituting a violation of any law, regulation, or the articles of incorporation in relation to the directors' and executive officers' performance of their duties.

  iii. We find the content of the resolutions of the board of directors regarding internal control systems to be reasonable. Additionally, we do not find any matters that should be commented upon in regard to the statements in the business report or the directors' and executive officers' performance of their duties relating to the internal control systems.

(2) Results of audit of accounting documents and supplementary schedules thereto

We find the methods and results of the audit by the accounting auditor, KPMG AZSA LLC, to be reasonable.

(3) Results of audit of consolidated accounting documents

We find the methods and results of the audit by the accounting auditor, KPMG AZSA LLC, to be reasonable.

May 16, 2024

ORIX Corporation ; Audit Committee

Audit Committee Member: Aiko Sekine   (Seal)

Audit Committee Member: Chikatomo Hodo   (Seal)

Audit Committee Member: Noriyuki Yanagawa   (Seal)

Note: Audit Committee Members Ms. Aiko Sekine, Mr. Chikatomo Hodo and Mr. Noriyuki Yanagawa are outside directors provided for in Article 2, item (xv) and Article 400, paragraph (3) of the Companies Act.

Reference Information

Notice Concerning Termination of Shareholder Benefit Programs

We announced that it has decided to terminate its shareholder benefit programs as of March 2024 in the Board of Directors meeting held on May 11, 2022.

1. Reasons for terminating the programs

ORIX has aimed to deepen the understanding of its investors of the diversified business content of the ORIX Group through its shareholder benefit programs. In 2010, ORIX began its Shareholder Benefit Card program, which makes shareholders eligible for discounts on a variety of services offered by the ORIX Group. In 2015, the gift catalog-style shareholder benefit program "Furusato Yutai" was launched.

In addition to enhancing shareholder benefit programs, ORIX has worked to improve overall shareholder returns by providing stable, sustained dividends and opportunistic shareholder buybacks.

ORIX has set out a new medium-term strategic direction to help it achieve further growth, and desires to return profit to its shareholders in a more equitable manner. After careful consideration from these perspectives, ORIX has decided to terminate its shareholder benefit programs. Going forward, ORIX will concentrate its efforts on returning profit to shareholders through dividends and other means.

ORIX will continue to improve corporate value while remaining conscious of capital efficiency, and is grateful to its shareholders for their understanding in this matter.

2. Schedule for terminating the programs

(1) Shareholder Benefit Card

The Shareholder Benefit Card program will cease following distribution to shareholders of record as of March 31, 2024. The Benefit Card may be used until the expiration date listed on the back of the card.

(2) "Furusato Yutai" Shareholder Benefit Program

The "Furusato Yutai" Shareholder Benefit Program will cease following distribution to shareholders of record as of March 31, 2024.